Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 22, 2007, relating to the consolidated financial statements of Tesoro Corporation (which report expressed an unqualified opinion and included an explanatory paragraph relating to a change in the method of accounting for refined product sales and purchases transactions with the same counterparty that have been entered into in contemplation of one another, and for its pension and other postretirement plans) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Tesoro Corporation for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
Deloitte & Touche LLP
San Antonio, Texas
September 19, 2007